SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 08, 2006, of 3rd Quarter Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 08, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary

SCOTTISH POWER plc

2005/06 NINE MONTH RESULTS including 3rd Quarter to 31 December 2005

•	Strong profit growth from continuing operations

–	Adjusted operating profit*: £559m for nine months, up 34%

–	Adjusted profit before tax*: £470m for nine months, up 42%

–	Adjusted earnings per share*: 20.20p for nine months, up 49%

•	Continuing businesses deliver on strategic priorities

–	Energy Networks benefits from increased regulatory revenues and improved network performance

–	Higher customer numbers and plant acquisitions in the prior year drive strong growth in Energy Retail and Wholesale

–	PPM Energy reports growth in gas storage profits and increased contribution from wind investments

–	Capital investment of £742m, for the nine months, with 70% for growth, driven by windfarm developments in UK & US

–	Corporate restructuring on track to deliver savings of £10m this year

•	Continued growth in group earnings and dividends

–	Adjusted earnings per share*: 10.80p for quarter, up 6%; 31.30p for nine months, up 18%

–	Reported earnings per share: 18.59p for quarter, up 66%; 31.17p for nine months, up 8%

–	Dividend per share: 5.2p for quarter, up 5%; 15.6p for nine months, up 5%

–	As previously advised, proposed full year dividend of 25 pence per share, up 11%

•	Sale of PacifiCorp proceeding well

Philip Bowman, ScottishPower Chief Executive, said:

“The first nine months demonstrate a strong performance from continuing operations. Despite the cost pressures currently being experienced throughout the sector, the Company remains on track to deliver performance for the full year in line with our expectations.

The sale of PacifiCorp is proceeding well and we have now exceeded several of our original timetable objectives. As a result, completion of the sale may take place a little earlier than our original guidance of May to November 2006.”

Note: Items marked * represent adjusted results, further details of which are given in the Financial Overview section, below.

CHIEF EXECUTIVE’S REVIEW

I became Chief Executive of ScottishPower on 16 January 2006. The sale of PacifiCorp, once completed, will provide the Company with greater focus and highlight the progress that has been made in improving the performance of the UK businesses and growing PPM Energy.

My first priority has been to visit the Company’s operations and meet the workforce to gain a better understanding of the business priorities. While our scale may fall behind that of some of our European competitors, the Company holds solid positions in its key businesses and continues to show good growth. Unsurprisingly we also face a number of opportunities and challenges as the industry within which we operate goes through a period of significant change.

The sale of PacifiCorp is proceeding well. All of the Federal approvals have now been received and settlement agreements have been reached and stipulations filed with utility commissions in all of the states in which PacifiCorp operates. A final order approving the sale has been received from the Utah Public Service Commission. As a result of this progress, completion of the sale of PacifiCorp may take place a little earlier than our original guidance of May to November 2006.

During the next financial year we will move from reporting quarterly to bi-annually once the sale of PacifiCorp is completed. This is in line with the rest of our sector peer group. As previously announced, the Company will also move to paying dividends bi-annually from the completion of the PacifiCorp sale.

FINANCIAL OVERVIEW

The group’s results and comparatives have been prepared in accordance with IFRS. IAS 39 (“Financial Instruments: Recognition and Measurement”) has been applied prospectively from 1 April 2005 and as a result the statutory reported results are not directly comparable to last year largely due to the recognition of fair value gains and losses relating to IAS 39. The main focus of our results is on our continuing operations, as PacifiCorp is now reported as a discontinued operation. Items marked * represent adjusted results, further details of which are given below. These adjustments have been made in order to present the results on a comparable basis and we believe this provides a better indication of underlying business performance.

Quarter 3			Nine Months
2005/06	2004/05		2005/06	2004/05	Change
		Continuing operations
233	183	Adjusted operating profit* (£m)	559	416	143
197	143	Adjusted profit before tax* (£m)	470	332	138
7.36	5.74	Adjusted earnings per share* (pence)	20.20	13.55	6.65

291	208	Reported operating profit (£m)	488	478	10
329	168	Reported profit before tax (£m)	345	393	(48)
12.12	6.70	Reported earnings per share (pence)	16.87	15.87	1.00

		Group
10.80	10.20	Adjusted earnings per share* (pence)	31.30	26.44	4.86
18.59	11.18	Reported earnings per share (pence)	31.17	28.77	2.40

Unless otherwise stated “nine months” relates to the nine months to 31 December 2005, and “quarter” relates to the three months to 31 December 2005. Items marked * represent the results of our operations adjusted to: (i) exclude the effects of IAS 39; (ii) for 2004/05, exclude the impact of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the group from 24 May 2005. Reconciliations from the reported to the adjusted results are provided in Note 13 to the Quarterly Accounts.

Continuing Operations

We delivered another period of strong profit growth from our continuing businesses, with adjusted operating profit for continuing operations up 27% to £233 million* for the quarter and up 34% to £559 million* for the nine months. All our businesses contributed to this growth, which was driven by higher regulatory revenues in Energy Networks, including returns from network assets; customer growth in the prior year in Energy Retail; improved owned and contracted gas storage profits in PPM Energy; and strong investment returns from Energy Wholesale’s new generation and from renewables in both the UK and US. Unallocated income and expenses were lower principally due to reduced Synfuel royalties and one-off gains in the prior year, partly offset by lower corporate costs.

Adjusted profit before tax for continuing operations increased by 38% to £197 million* for the quarter and by 42% to £470 million* for the nine months. The growth was driven by our strong operational results. Adjusted net finance costs for continuing operations, although lower in the quarter, increased by £5 million to £89 million* for the nine months.

The adjusted income tax charge includes benefits from settled claims, which contributed to the lower adjusted effective rate of tax for the nine months of 20.8%* compared to 24.7%* for the same period last year. The effective tax rate for the full year will be in line with our expectations, before taking account of any potential tax impact of IAS 39.

In summary, the improved operational performance and our success in delivering returns from our organic investment programme increased adjusted earnings per share for continuing operations by 28% to 7.36 pence* for the quarter and by 49% to 20.20 pence* for the nine months.

Cash generated from continuing operations increased by £56 million to £345 million for the nine months, with operating cash of £741 million partly off set by £396 million of working capital requirements. This included increased seasonal movements in PPM Energy’s gas storage inventories, which are expected to largely reverse by the end of the financial year.

Net debt for continuing operations increased by £935 million from 1 April 2005 to £2,980 million. Cash generated from operations of £345 million was absorbed by: £80 million of net tax and interest payments; £723 million of capital investment mainly associated with our organic investment programme; £121 million equity investment, net of dividends, made into PacifiCorp; £332 million dividend payments; and £24 million of other movements. Net debt in relation to discontinued operations is now disclosed within assets and liabilities held for sale.

Reported operating profit for continuing operations, which includes the impact of IAS 39 and exceptional items, increased by 39% to £291 million for the quarter and by 2% to £488 million for the nine months. Reported operating profit for the nine months included an adverse IAS 39 impact of £93 million and a net exceptional credit of £22 million. The IAS 39 movement comprised mark-to-market losses of £145 million and hedge ineffectiveness of £17 million, offset by a contribution of £69 million from the unwind of the opening balance sheet position. The £22 million net exceptional credit comprised: the gain on sale of Byley; charges relating to the corporate restructuring; and an impairment provision within the retained US non-regulated business. In connection with the corporate restructuring a further pre-tax exceptional charge of £10 million was recorded in the quarter. This takes the total restructuring charges booked to date to £31 million.

Reported net finance costs for continuing operations for the nine months were £59 million higher at £143 million, including adverse IAS 39 movements of £54 million largely caused by the impact of the rise in our share price on the fair value of the $700 million convertible bond. For the quarter, we reported net finance income of £38 million due principally to favourable IAS 39 movements.

Reported profit before tax for continuing operations nearly doubled in the quarter to £329 million due to the favourable impact of IAS 39 on operating profit and finance costs as well as our strong operating results. However, in the nine months the adverse impact of IAS 39 more than offset our operational growth and the net favourable exceptional items, resulting in reported profit before tax reducing by £48 million to £345 million.

For the quarter, reported earnings per share for continuing operations improved by 81% to 12.12 pence, with the favourable IAS 39 movements enhancing the growth in underlying earnings. For the nine months reported earnings per share increased by 6% to 16.87 pence, with unfavourable IAS 39 movements, partially offset by the exceptional credit, diluting the strong growth in underlying earnings.

Total Group

Group adjusted earnings per share grew by 6% to 10.80 pence* for the quarter and by 18% to 31.30 pence* per share for the nine months, with the strong continuing operations’ performance being partly offset by a lower contribution from discontinued operations following a reduction in the interest rate differential benefit arising from changes in our balance sheet hedging composition and a reduced UK/US interest rate gap. Group reported earnings per share improved by 66% to 18.59 pence for the quarter with the favourable IAS 39 movements and the non-depreciation of assets held for sale enhancing the growth in underlying earnings. For the nine months, there was an 8% improvement to 31.17 pence per share, as our underlying earnings growth, the exceptional credit and the non-depreciation of non-current assets held for sale, more than offset the adverse impact of IAS 39.

Group net assets of £4,798 million were £840 million higher than at 31 March 2005. The implementation of IAS 39 has increased net assets by £607 million (gross of tax) at 31 December 2005, principally within Energy Wholesale, as a consequence of our effective economic hedging strategy and rising commodity prices.

The dividend for the third quarter of 2005/06 will be 5.20 pence per share, payable on 28 March 2006. The ADS dividend will be confirmed in a separate announcement today. This takes the dividend for the nine months to 15.60 pence per share.

Return of Capital: we have previously announced that we intend to return approximately £2.5 billion to shareholders following successful completion of the PacifiCorp sale. We plan to announce the mechanism for the return and the exact quantum once the sale has completed, and a review of the Company’s financing requirements (including the deficit on the pension fund) has been concluded.

OPERATIONAL REVIEW – CONTINUING BUSINESSES

Energy Networks

Energy Network’s adjusted operating profit rose by £15 million to £139 million* in the quarter and by £63 million to £382 million* for the nine months. The key driver was increased regulated revenues. The implementation of the recent regulatory reviews has increased allowances for taxation and pension costs and also increased both the level and the allowed cost of capital. We expect this revenue growth to continue for the remainder of the year.

The Distribution Price Control Review resulted in a 55% increase in our capital expenditure programme, over the five year period of the review, which earns allowed returns. Our programme is focused on network reinforcement and expansion and driving improved network performance. In the nine months we invested £191 million with £49 million (26%) for growth. We expect our Regulated Asset Base to amount to some £2.9 billion at the end of the financial year.

We are undertaking a number of initiatives to further improve the reliability and performance of our network including the installation of some 5,000 network controllable points over the next three years that will enable us to minimise the impact of outages on our customers. For the nine months our underlying fault rate has improved by over 3% compared to last year. In addition as part of Ofgem’s Innovation Funding Initiative we have established industrial, manufacturing and academic partnerships aimed at improving the performance of the network and are currently developing new network designs to accommodate distributed generation.

During the quarter we completed the four year programme to upgrade the capacity of the Anglo-Scottish interconnector to 2.2 GW by completing the final works and further progress has also been achieved on the section of the Denny to Beauly line that we are responsible for as part of the Transmission Investment for Renewable Generation.

Energy Retail & Wholesale

Energy Retail & Wholesale’s adjusted operating profit for the quarter was higher by £11 million at £52 million* and for the nine months was higher by £91 million at £142 million*. The key drivers were: our ability to extract value from our plant fleet, including Damhead Creek and Brighton; renewable investments, particularly Black Law; value from the growth in our customer base over the past year; strong energy management activities including Balancing Mechanism and hedging gains. Cost pressures due to higher commodity prices more than offset increased revenues from tariff rises.

The Energy Retail business serves 5.2 million customers, an increase of 92,000 since March 2005. This modest rate of growth compared to the prior year reflects the business’s continued focus on gaining profitable customers and our related decision to slow our rate of customer growth during this period of high wholesale prices. Energy Retail is committed to maximising the value of its customer base and has increased its direct debit penetration compared to last year, with direct debit customers now representing some 55% of our retail customer base. From a customer service perspective the implementation of a new virtual telephony system has resulted in improved call handling and the quality of our bills has also improved following the implementation of a number of new meter reading contracts.

The Energy Wholesale business continues to perform well in the new BETTA environment, benefiting from flexible and competitive generating plant which has contributed some £23 million in the Balancing Mechanism this year. For the nine month period our load following accuracy was 99%. Our recent investment in our coal fired and CCGT plants has improved their flexibility enabling us to run the plants at the most economically optimal times in an environment where wholesale power prices have increased by some 80% over the last year.

As a result of our forward commodity procurement strategy our weighted average cost of commodities is below current market prices, however further sustained periods of high wholesale power prices may necessitate future price rises across the industry. We are currently more than 95% hedged for the remainder of this winter and almost 90% hedged for next winter across all commodities, including carbon dioxide emissions. In addition, in November we announced a 10-year gas supply agreement, for 500 million cubic metres per annum with Statoil, which combined with our existing long-term contracts, will help provide a secure, stable, long-term gas supply for our customers.

Energy Retail & Wholesale invested £165 million for the nine months, with 53% for growth as we continue to progress our strategic investment programme, focusing largely on value enhancing windfarm developments. ScottishPower is the largest windfarm generator in the UK with 271 MW operational. The amount of our generation output qualifying for Renewable Obligation Certificates has increased by more than 100% over the previous year. In addition, ScottishPower has 75 MW under construction and planning permission has also been received to extend three existing windfarms totalling 94 MW. Our 97 MW Black Law site, which was recently voted “Best Renewable Project” at the Scottish Green Energy Awards and one of the best renewable projects of 2005 by the DTI, was officially opened in January.

On 3 February we announced that our 2,304 MW Longannet power station would be opted into the Large Combustion Plant Directive. Flue Gas Desulphurisation (“FGD”) equipment will be installed at the plant using seawater based technology at an estimated cost of £170 million. Installing FGD will help us to maintain a balanced portfolio, will contribute significantly to the security of energy supply in Scotland and has the potential to extend Longannet’s life beyond 2020.

PPM Energy

PPM Energy delivered strong results for the quarter, with adjusted operating profit up £31 million at £43 million*. This performance brought the business’s nine month results in £18 million ahead of last year at £53 million*.

Adjusted dollar operating profit was $53 million higher for the quarter at $74 million* and $34 million higher for the nine months at $89 million*. The key drivers were: the contribution from our owned and contracted gas storage; returns from our owned windfarms; and the contribution from energy management activities; partially offset by increased development costs.

Our owned gas storage activities benefited from higher volumes and prices and we are now realising contracted gas storage profits earlier than anticipated as gas is withdrawn under our forward gas sales positions. Profits will continue into the fourth quarter as the business realises the full value of its gas storage inventory. The contribution from owned wind generation benefitted from the new windfarms commissioned in the quarter and reflects a 100% increase in generating capacity over the prior year. Partly offsetting this were lower profits from contracted wind due to some underperformance experienced at third-party plants, from which PPM Energy purchases output. Energy management activities focus on the management of core assets and the optimisation of wholesale energy positions and delivered an improved contribution as the business continues to grow.

PPM Energy’s net capital investment was £386 million for the nine months. The business has completed the construction of four of this year’s wind projects and this capacity is now contributing to operating profit. Construction of the partly operational Shiloh wind project will be completed in the fourth quarter.

PPM Energy plans to build at least 800-900 MW of new wind power in the 2006 and 2007 calendar years including the 200 MW Big Horn wind project, announced last October. The entire output of Big Horn has now been sold under a long-term contract.

DISCONTINUED OPERATIONS - PACIFICORP

PacifiCorp’s adjusted profit after tax reduced by £34 million to £204 million* for the nine months. Adjusted operating profit improved marginally driven by regulated revenue growth offset by higher net power costs and movements in non-recurring items but adjusted net finance costs were higher primarily due to a reduction in the interest rate differential benefit. However, reported profit after tax improved by £24 million to £263 million largely due to the lower depreciation costs more than offsetting the adverse impact of IAS 39 on net finance costs.

PacifiCorp’s net capital investment was £411 million for the nine months, with £197 million (48%) invested for organic growth. Net debt for discontinued operations was £2,548 million at 31 December 2005, an increase of £192 million compared to 1 April 2005.

Detail relating to PacifiCorp’s regulatory filings is contained within PacifiCorp’s Form-10Q: “Part II : Other Information : Information Regarding Recent Regulatory Developments”, for the quarter ended 31 December 2005, that will be available at www.pacificorp.com in due course.

INVESTOR TIMETABLE

15 February 2006	Shares go ex-dividend for the third quarter
17 February 2006	Last date for registering transfers to receive the third quarter dividend
28 March 2006	Third quarter dividend payable
24 May 2006	Announcement of results for the fourth quarter and full year ending 31 March 2006
June 2006	Fourth quarter dividend payable

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganisational and cost-saving or other strategic efforts, including the proposed sale of PacifiCorp;

-	any regulatory changes (including changes in environmental regulations and legislation or regulatory outcomes limiting the ability of public utilities to recover income tax expense in retail rates such as Oregon Senate Bill 408) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	the outcome of general rate cases and other proceedings conducted by regulatory commissions;

-	the cost, feasibility and eventual outcome of hydroelectric facility relicensing proceedings;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	weather and weather-related impacts;

-	the availability of operational capacity of plants;

-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

-	timely and appropriate completion of the Request for Proposals process, unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;

-	the impact of interest rates and investment performance on pension and post-retirement expense;

-	the impact of new accounting pronouncements on results of operations; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Jennifer Lawton	Director, Investor Relations	0141-636-4527
David Ross	Group Investor Relations Manager	0141-566-4853
Colin McSeveny	Director, Media Relations	0141-636-4515

Group Income Statement

		Three months ended 31 December						Nine months ended 31 December
		Before exceptional items	Exceptional items	Total				Before exceptional items	Exceptional items	Total
		2005	2005	2005		2004		2005	2005	2005		2004
	Notes	£m	£m	£m		£m		£m	£m	£m		£m
Continuing operations
Revenue	2	1,615.3	—	1,615.3		1,300.7		3,772.4	—	3,772.4		3,206.5
Cost of sales		(1,202.0)	—	(1,202.0)		(941.3)		(2,698.7)	—	(2,698.7)		(2,263.8)
Transmission and distribution costs		(78.6)	—	(78.6)		(83.2)		(231.8)	—	(231.8)		(221.8)

Administrative expenses before exceptional items		(109.1)	—	(109.1)		(82.8)		(294.6)	—	(294.6)		(265.2)
Restructuring costs	3	—	(10.3)	(10.3)		—		—	(31.4)	(31.4)		—
Impairment of finance lease receivables	3	—	—	—		—		—	(25.4)	(25.4)		—

Administrative expenses		(109.1)	(10.3)	(119.4)		(82.8)		(294.6)	(56.8)	(351.4)		(265.2)
Fair value gains/(losses) on operating derivatives	2	67.7	—	67.7		—		(92.9)	—	(92.9)		—
Other operating income		7.2	—	7.2		10.9		12.2	—	12.2		20.6
Share of profit/(loss) of jointly controlled entities		0.4	—	0.4		1.2		(0.5)	—	(0.5)		(1.6)
Share of profit of associates		0.1	—	0.1		2.9		0.1	—	0.1		2.9
Gain on disposal of subsidiary	3	—	—	—		—		—	78.6	78.6		—

Operating profit/(loss)	2	301.0	(10.3)	290.7		208.4		466.2	21.8	488.0		477.6
Finance income		38.1	—	38.1		49.0		143.3	—	143.3		149.1
Fair value gains/(losses) on financing derivatives	4	74.4	—	74.4		—		(53.9)	—	(53.9)		—
Finance costs	5	(74.6)	—	(74.6)		(89.1)		(232.3)	—	(232.3)		(233.5)

Net finance income/(costs)		37.9	—	37.9		(40.1)		(142.9)	—	(142.9)		(84.4)

Profit/(loss) before tax		338.9	(10.3)	328.6		168.3		323.3	21.8	345.1		393.2
Income tax	3, 6	(108.5)	3.1	(105.4)		(44.5)		(53.3)	19.0	(34.3)		(100.7)

Profit/(loss) for the period from continuing operations		230.4	(7.2)	223.2		123.8		270.0	40.8	310.8		292.5
Discontinued operations
Profit for the period from discontinued operations	7	119.5	—	119.5		82.8		263.1	—	263.1		238.8

Profit/(loss) for the period		349.9	(7.2)	342.7		206.6		533.1	40.8	573.9		531.3

Attributable to:
Equity holders of Scottish Power plc			343.3	204.6					573.6	526.7
Minority interests
- equity			(0.6)	1.2					0.3	2.0
- non-equity			—	0.8					—	2.6

			342.7	206.6					573.9	531.3

Basic earnings per share	8
- Continuing operations				12.12	p	6.70	p			16.87	p	15.87	p
- Discontinued operations				6.47	p	4.48	p			14.30	p	12.90	p

- Continuing and discontinued operations				18.59	p	11.18	p			31.17	p	28.77	p

Diluted earnings per share												8
- Continuing operations				9.56	p	6.52	p			16.76	p	15.51	p
- Discontinued operations				6.14	p	4.25	p			14.21	p	12.25	p

- Continuing and discontinued operations				15.70	p	10.77	p			30.97	p	27.76	p

Dividends per share
Interim dividends per ordinary share (paid and proposed)	9			5.20	p	4.95	p			15.60	p	14.85	p

The Notes on pages X to X form part of these Accounts.

Group Statement of Recognised Income and Expense

For the nine months ended 31 December 2005

	Nine months ended 31 December
	2005	2004
	£m	£m
Gains on effective cash flow hedges recognised	405.8	—
Exchange movement on translation of overseas results and net assets	291.2	(123.4)
(Losses)/gains on net investment hedges	(303.7)	170.8
Gains on revaluation of available for sale securities	1.3	—
Actuarial (losses)/gains on retirement benefits	(11.6)	28.9
Tax on items taken directly to equity	(67.7)	(73.8)
Net income recognised directly in equity for the period	315.3	2.5
Cumulative adjustment for the implementation of IAS 39 (net of tax)	264.5	—
Net income recognised directly in equity	579.8	2.5
Profit for the period	573.9	531.3
Loss removed from equity and recognised in the period	23.9	—
Tax on items transferred from equity	(9.9)	—

Total recognised income and expense	1,167.7	533.8

Attributable to :
Equity holders of Scottish Power plc	1,167.4	529.2
Minority interests
- equity	0.3	2.0
- non-equity	—	2.6

	1,167.7	533.8

Reconciliation of Movements in Equity

for the nine months ended 31 December 2005

	Nine months ended 31 December
	2005	2004
	£m	£m
Profit for the period	573.9	531.3
Net income recognised directly in equity for the period	315.3	2.5
Loss removed from equity and recognised in period (net of tax)	14.0	—
Dividends	(331.7)	(295.0)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	—	5.8
Share capital issued	28.6	18.3
Consideration paid in respect of purchase of own shares held under trust	(3.7)	(29.7)
Credit in respect of employee share awards	6.9	4.9
Consideration received in respect of sale of own shares held under trust	28.6	7.1
Net movement in minority interests	(3.5)	(8.5)

Net movement in equity	628.4	236.7
Opening equity	3,957.1	4,574.8
Cumulative adjustment for the implementation of IAS 39 (net of tax)	264.5	—
Reclassification of non-equity minority interests on implementation of IAS 32	(52.5)	—

Opening equity as restated for the adoption of IAS 32 and IAS 39	4,169.1	4,574.8

Closing equity	4,797.5	4,811.5

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the nine months ended 31 December 2005

		Nine months ended 31 December
		2005	2004
	Notes	£m	£m
Continuing operations
Operating activities
Cash generated from operations	10	344.7	288.5
Dividends received from jointly controlled entities		1.2	1.6
Interest paid		(105.8)	(53.7)
Interest received		43.7	9.6
Income taxes (paid)/received		(29.5)	23.4
Reallocation from discontinued operations		10.6	92.2

Net cash from operating activities		264.9	361.6

Continuing operations
Investing activities
Purchase of property, plant and equipment		(712.0)	(351.1)
Purchase of intangible assets		(21.4)	(14.9)
Deferred income received		15.2	22.1
Proceeds from sale of property, plant and equipment		9.5	16.4
(Purchase)/sale of fixed asset investments		(70.6)	17.2
Equity investment in discontinued operations		(208.8)	—
Dividend received from discontinued operations		88.2	79.2
Purchase of subsidiaries		(9.0)	(324.8)
Sale of businesses and subsidiaries		64.8	(0.8)

Net cash used in investing activities		(844.1)	(556.7)

Continuing operations
Financing activities
Issue of share capital		28.6	18.3
Dividends paid to company’s equity holders		(331.7)	(295.0)
Dividends paid to minority interests		(2.5)	—
Net consideration received/(paid) in respect of own shares held under trust		24.8	(22.5)
Repayments of borrowings		(100.4)	(266.4)
Reallocation from discontinued operations		61.7	95.4

Net cash used in financing activities		(319.5)	(470.2)

Net decrease in net cash and cash equivalents - continuing operations		(898.7)	(665.3)
Net decrease in net cash and cash equivalents - discontinued operations	7	(22.1)	(8.1)

Net decrease in net cash and cash equivalents		(920.8)	(673.4)

Movement in Net Cash and Cash Equivalents from Continuing Operations for the nine months ended 31 December 2005

		Nine months ended 31 December
		2005	2004
	Note	£m	£m
Continuing operations
Net cash and cash equivalents at beginning of period - continuing operations		1,629.9	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005		0.7	—
Net decrease in net cash and cash equivalents		(898.7)	(665.3)
Effect of foreign exchange rate changes		8.1	(1.3)
IAS 39 movement in cash equivalents		0.3	—

Net cash and cash equivalents at end of period - continuing operations	(i)	740.3	646.2

(i)	Net cash and cash equivalents from continuing operations at 31 December 2005 comprises cash and cash equivalents of £742.8 million less bank overdrafts of £2.5 million.

Reconciliation of Net Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the nine months ended 31 December 2005

Nine months ended 31 December 2005
£m
Net debt at end of previous period - as reported under UK GAAP	(4,147.0)
Net debt at end of previous period - discontinued operations	2,236.8

Net debt at end of previous period - continuing operations	(1,910.2)
IFRS adjustments to net debt at end of previous period - continuing operations	(117.0)
Increase in net debt on implementation of IAS 39 on 1 April 2005 - continuing operations	(17.8)

Net debt at 1 April 2005 as restated under IFRS - continuing operations	(2,045.0)
Decrease in net cash and cash equivalents	(898.7)
Outflow of net cash and cash equivalents from decrease in debt	100.4
Foreign exchange	(118.1)
IAS 39 movement	(6.3)
Other non-cash and cash equivalent movements	(12.7)

Net debt at end of period - continuing operations	(2,980.4)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 31 December 2005

31 December 2005	31 December 2004	31 March 2005
Notes	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	100.9	1,795.3	885.1
- other intangible assets	170.0	425.3	409.5
Property, plant and equipment	5,341.2	9,111.2	9,334.9
Investments accounted for using the equity method	128.7	38.3	53.1
Other investments	—	119.2	120.3
Trade and other receivables	—	80.3	56.2
Derivative financial instruments	755.8	—	—
Finance lease receivables	127.7	170.3	158.4

Non-current assets	6,624.3	11,739.9	11,017.5

Current assets
Inventories	334.8	308.9	185.4
Trade and other receivables	1,727.7	1,694.2	1,675.5
Derivative financial instruments	867.9	—	—
Finance lease receivables	16.0	18.8	17.3
Cash and cash equivalents	742.8	671.9	1,747.8
Assets classified as held for sale	7	7,511.9	—	—

Current assets	11,201.1	2,693.8	3,626.0

Total assets	17,825.4	14,433.7	14,643.5

Current liabilities
Loans and other borrowings	(140.0)	(429.9)	(547.1)
Obligations under finance leases	(10.3)	(16.5)	(14.5)
Derivative financial instruments	(363.1)	—	—
Trade and other payables	(1,538.9)	(1,451.4)	(1,632.9)
Current tax liabilities	(362.6)	(327.0)	(338.9)
Short-term provisions	(21.9)	(151.1)	(80.1)
Liabilities classified as held for sale	7	(4,925.2)	—	—

Current liabilities	(7,362.0)	(2,375.9)	(2,613.5)

Non-current liabilities
Loans and other borrowings	(3,510.0)	(4,597.9)	(5,362.2)
Obligations under finance leases	(62.9)	(167.0)	(158.8)
Derivative financial instruments	(573.9)	—	—
Trade and other payables	—	—	(2.7)
Retirement benefit obligations	(200.9)	(571.8)	(635.5)
Deferred tax liabilities	(797.8)	(1,138.7)	(1,161.4)
Long-term provisions	(39.3)	(178.5)	(182.2)
Deferred income	(481.1)	(592.4)	(570.1)

Non-current liabilities	(5,665.9)	(7,246.3)	(8,072.9)

Total liabilities	(13,027.9)	(9,622.2)	(10,686.4)

Net assets	2	4,797.5	4,811.5	3,957.1

Equity
Share capital	935.9	932.2	932.7
Share premium	2,320.1	2,291.6	2,294.7
Other reserves	430.5	430.5	430.5
Hedge reserve	674.1	—	—
Translation reserve	519.2	476.5	484.6
Retained (loss)/earnings	(82.3)	623.7	(241.1)

Equity attributable to equity holders of Scottish Power plc	4,797.5	4,754.5	3,901.4
Minority interests
- equity	—	5.0	3.2
- non-equity	—	52.0	52.5

Total equity	4,797.5	4,811.5	3,957.1

Net asset value per ordinary share	8	259.7	p	259.7	p	212.9	p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 8 February 2006 and signed on its behalf by

Charles Miller Smith Chairman	Simon Lowth Executive Director, Finance and Strategy

Notes to the Quarterly Accounts

For the nine months ended 31 December 2005

1 Basis of preparation

(a) From 1 April 2005, the group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and which have either been endorsed by the European Union (“EU”) or where there is a reasonable expectation of endorsement by the EU as at 31 March 2006. With the exception of financial instruments, these quarterly Accounts have been prepared on the basis of the group’s accounting policies under IFRS set out on pages 173 to 178 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The financial instruments accounting policies for the period ended 31 December 2005 under IFRS are set out on pages 187 to 190 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The comparative figures have been prepared on the basis of the financial instruments accounting policies as set out on pages 176 to 177 of the group’s Annual Report & Accounts for the year ended 31 March 2005. Due to the continuing work of the IASB, further standards, amendments and interpretations could be applicable for the group’s Accounts for the year ending 31 March 2006 as practice continues to evolve. Consequently, the group’s accounting policies may change prior to the publication of those Accounts. On transition to IFRS, the group has taken advantage of a number of exemptions contained within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. These exemptions are set out on page 14 of the group’s 2005/06 1st Quarter Results.

(b) The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. The effects of accounting for derivatives in accordance with IAS 39 have been included in the Group Income Statement under the line item ‘Fair value gains /(losses) on operating derivatives’ to the extent they relate to operating activities, and ‘Fair value gains /(losses) on financing derivatives’ to the extent they relate to financing activities. These line items comprise:-

-	for the three months ended 31 December 2005, the unwind of the 30 September 2005 balance sheet mark-to-market position of the group’s contracts within the scope of IAS 39 to the extent that they do not qualify for hedge accounting. For the nine months ended 31 December 2005, the aggregate of the unwind for the three months ended 31 December 2005 and the six months ended 30 September 2005;

-	the mark-to-market movements during the period; and

-	cash-flow hedge ineffectiveness (as defined in IAS 39).

Items which are included in operating profit are classified as exceptional where the directors consider that by virtue of their nature, size or incidence it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

(c) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2005 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the IFRS Financial Information set out on pages 173 to 184 of the group’s Annual Report & Accounts for the year ended 31 March 2005, as amended for the adoption of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The group’s Annual Report & Accounts for the year ended 31 March 2005, prepared under UK GAAP, have been filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(d) The relevant exchange rates applied in the preparation of these quarterly Accounts are detailed in Note 12.

2 Segmental information

For management purposes, the group is currently organised into three continuing operating divisions, Energy Networks (formerly Infrastructure Division - Power Systems), Energy Retail & Wholesale (formerly UK Division - Integrated Generation and Supply) and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s regulated US business, is included within the discontinued operations segment following the group’s decision to dispose of the business. The results of this discontinued operation are disclosed in Note 7.

The group has also reviewed the classification, for segmental purposes, of revenue, operating profit, total assets and total liabilities relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp. These are now included within ‘Unallocated’ in the segmental analyses below. A reconciliation of operating profit for the three and nine months ended 31 December 2004 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided in Note 13(b).

(a) Revenue by segment

		Three months ended 31 December
		Total revenue		Inter-segment revenue		External revenue
		2005	2004	2005	2004	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		228.0	194.5	(79.2)	(93.7)	148.8	100.8
Energy Retail & Wholesale		1,262.2	1,064.3	(4.4)	(11.9)	1,257.8	1,052.4

United Kingdom total		1,490.2	1,258.8	(83.6)	(105.6)	1,406.6	1,153.2

Continuing operations
United States
PPM Energy		200.8	139.5	—	—	200.8	139.5

United States total		200.8	139.5	—	—	200.8	139.5

Unallocated revenue	(i)					7.9	8.0

Total	(ii)					1,615.3	1,300.7

		Nine months ended 31 December
		Total revenue		Inter-segment revenue		External revenue
		2005	2004	2005	2004	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		630.8	534.9	(216.8)	(256.1)	414.0	278.8
Energy Retail & Wholesale		2,909.7	2,554.5	(12.1)	(26.0)	2,897.6	2,528.5

United Kingdom total		3,540.5	3,089.4	(228.9)	(282.1)	3,311.6	2,807.3

Continuing operations
United States
PPM Energy		450.2	379.9	—	—	450.2	379.9

United States total		450.2	379.9	—	—	450.2	379.9

Unallocated revenue	(i)					10.6	19.3

Total	(ii)					3,772.4	3,206.5

(i)	Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.
(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

		Three months ended 31 December
		Before fair value gains on operating derivatives and exceptional items	Fair value gains on operating derivatives	Before exceptional items	Exceptional items	Total
		2005	2005	2005	2005	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		139.3	—	139.3	(10.3)	129.0	124.8
Energy Retail & Wholesale		52.1	11.3	63.4	—	63.4	64.6

United Kingdom total		191.4	11.3	202.7	(10.3)	192.4	189.4

Continuing operations
United States
PPM Energy		43.0	56.4	99.4	—	99.4	13.5

United States total		43.0	56.4	99.4	—	99.4	13.5

Unallocated (expense)/income	(i)	(1.1)	—	(1.1)	—	(1.1)	5.5

Total	(ii)	233.3	67.7	301.0	(10.3)	290.7	208.4

		Nine months ended 31 December
		Before fair value losses on operating derivatives and exceptional items	Fair value losses on operating derivatives	Before exceptional items	Exceptional items	Total
		2005	2005	2005	2005	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		382.2	—	382.2	(14.0)	368.2	319.4
Energy Retail & Wholesale		142.1	(85.0)	57.1	70.1	127.2	109.3

United Kingdom total		524.3	(85.0)	439.3	56.1	495.4	428.7

Continuing operations
United States
PPM Energy		52.6	(7.9)	44.7	—	44.7	37.8

United States total		52.6	(7.9)	44.7	—	44.7	37.8

Unallocated (expense)/income	(i)	(17.8)	—	(17.8)	(34.3)	(52.1)	11.1

Total	(iii)	559.1	(92.9)	466.2	21.8	488.0	477.6

(i)	Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.

(ii)	Share of profit/(loss) in associates and jointly controlled entities included in Operating profit by segment for the three months ended 31 December 2005 is as follows: Energy Networks £nil (2004 £1.2 million), Energy Retail & Wholesale £0.5 million (2004 £0.6 million), PPM Energy £nil (2004 £(0.1) million) and unallocated expense £nil

(2004 £2.2 million).

(iii)	Share of profit/(loss) in associates and jointly controlled entities included in Operating profit by segment for the nine months ended 31 December 2005 is as follows: Energy Networks £(1.2) million (2004 £0.8 million), Energy Retail & Wholesale £0.8 million (2004 £(1.5) million), PPM Energy £nil (2004 £(0.2) million) and unallocated expense £nil

(2004 £2.2 million).

(c) Fair value gains/(losses) on operating derivatives

Included in operating profit above are fair value gains/(losses) on operating derivatives as follows:

	Three months ended 31 December
	Unwind of opening position		Mark-to-market gains/(losses)		Hedge ineffectiveness		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	6.8	—	4.2	—	0.3	—	11.3	—

United Kingdom total	6.8	—	4.2	—	0.3	—	11.3	—

Continuing operations
United States
PPM Energy	63.3	—	(3.6)	—	(3.3)	—	56.4	—

United States total	63.3	—	(3.6)	—	(3.3)	—	56.4	—

Total	70.1	—	0.6	—	(3.0)	—	67.7	—

	Nine months ended 31 December
	Unwind of opening position		Mark-to-market losses		Hedge ineffectiveness		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	(22.5)	—	(60.0)	—	(2.5)	—	(85.0)	—

United Kingdom total	(22.5)	—	(60.0)	—	(2.5)	—	(85.0)	—

Continuing operations
United States
PPM Energy	91.9	—	(84.8)	—	(15.0)	—	(7.9)	—

United States total	91.9	—	(84.8)	—	(15.0)	—	(7.9)	—

Total	69.4	—	(144.8)	—	(17.5)	—	(92.9)	—

(d) Total assets and liabilities by segment

		Total assets			Total liabilities
		31 December 2005	31 December 2004	31 March 2005	31 December 2005	31 December 2004	31 March 2005
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		3,277.8	3,110.5	3,157.8	(651.8)	(656.1)	(694.9)
Energy Retail & Wholesale		3,986.8	2,473.9	2,579.0	(1,271.8)	(786.9)	(805.1)

United Kingdom total		7,264.6	5,584.4	5,736.8	(1,923.6)	(1,443.0)	(1,500.0)

Continuing operations
United States
PPM Energy		1,666.0	808.1	667.5	(476.3)	(182.3)	(195.2)

United States total		1,666.0	808.1	667.5	(476.3)	(182.3)	(195.2)

Total continuing operations		8,930.6	6,392.5	6,404.3	(2,399.9)	(1,625.3)	(1,695.2)

Discontinued operations -
PacifiCorp (United States)		7,511.9	6,660.6	5,916.1	(4,925.2)	(982.6)	(1,068.4)
Unallocated assets/(liabilities)	(i)	1,382.9	1,380.6	2,323.1	(5,702.8)	(7,014.3)	(7,922.8)

Total	(ii)	17,825.4	14,433.7	14,643.5	(13,027.9)	(9,622.2)	(10,686.4)

(i)	Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 31 December 2004 and 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 31 December 2005 relate solely to continuing operations. All assets/(liabilities) relating to PacifiCorp at 31 December 2005 are included in Discontinued operations - PacifiCorp (United States).
(ii)	Investments in associates and jointly controlled entities included in Total assets by segment are as follows: Energy Networks £1.7 million (31 December 2004 £5.1 million, 31 March 2005 £3.2 million), Energy Retail & Wholesale £10.2 million (31 December 2004 £12.2 million, 31 March 2005 £11.1 million), PPM Energy £116.8 million (31 December 2004 £21.0 million, 31 March 2005 £38.8 million) and Unallocated assets/(liabilities) £nil (31 December 2004 £nil, 31 March 2005 £nil).

3 Exceptional items

Exceptional items included in profit/(loss) for the period from continuing operations for the three months and nine months ended 31 December 2005 are as follows:

(a) A gross exceptional charge of £10.3 million and £31.4 million and related tax credit of £3.1 million and £9.4 million for the three months and nine months ended 31 December 2005 respectively, relating to costs of the corporate restructuring announced on 6 September 2005.

(b) A gross exceptional charge of £nil and £25.4 million and related tax credit of £nil and £9.6 million for the three months and nine months ended 31 December 2005 respectively, relating to the impairment of finance lease receivables as a result of two of the group’s aircraft lessees having filed for reorganisation under Chapter 11 of the US Bankruptcy Code.

(c) A gross exceptional gain of £nil and £78.6 million for the three months and nine months ended 31 December 2005 respectively, relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

4 Fair value gains/(losses) on financing derivatives

Fair value gains/(losses) on financing derivatives includes gains/(losses) of £60.3 million (2004 £nil) and £(81.4) million (2004 £nil) for the three months and nine months ended 31 December 2005 respectively, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bond, primarily as a result of movement in the group’s share price.

5 Finance costs

	Three months ended 31 December		Nine months ended 31 December
	2005	2004	2005	2004
	£m	£m	£m	£m
Interest charge	50.6	55.9	156.9	147.2
Unwinding of discount on provisions	0.2	3.6	0.6	7.6
Interest on retirement benefit obligations	23.8	29.6	74.8	78.7

Total	74.6	89.1	232.3	233.5

The net amount credited to net finance costs in respect of retirement benefits for the three months ended 31 December 2005 is £2.6 million (2004 £3.6 million) after crediting the expected return on retirement benefit assets of £26.4 million (2004 £33.2 million) included within finance income. The net amount credited to net finance costs in respect of retirement benefits for the nine months ended 31 December 2005 is £8.1 million (2004 £7.6 million) after crediting the expected return on retirement benefit assets of £82.9 million (2004 £86.3 million) included within finance income.

6 Income tax

Income tax includes deferred tax and is computed as follows:

(a) Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b) Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c) Charges or credits to income taxes relating to prior-year items are recognised in the quarter in which they arise. In September 2005, the company resolved the treatment of an outstanding item with the UK tax authorities, resulting in a £45.0 million reduction in the tax charge for the nine months ended 31 December 2005.

7 Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s regulated US business. This operation has been classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date.

The results of the discontinued operation, which have been included in the Group Income Statement, are as follows:

		Three months ended 31 December		Nine months ended 31 December
		2005	2004	2005	2004
	Notes	£m	£m	£m	£m
Revenue		675.6	555.8	1,891.1	1,703.3
Fair value gains on operating derivatives		27.0	—	29.1	—
Depreciation and amortisation	(i)	—	(53.8)	(32.1)	(162.9)
Other net operating costs		(483.6)	(368.2)	(1,307.3)	(1,132.4)

Operating profit		219.0	133.8	580.8	408.0
Net finance costs	(ii)	(34.7)	(11.9)	(168.8)	(57.1)

Profit before tax		184.3	121.9	412.0	350.9
Attributable tax expense		(64.8)	(39.1)	(148.9)	(112.1)

Profit after tax		119.5	82.8	263.1	238.8

(i)	The depreciation and amortisation charge for the nine months ended 31 December 2005 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS, non-current assets held for sale are not subject to depreciation or amortisation and therefore, the above results, did not include charges of £60.5 million in relation to depreciation and amortisation for the period from 1 October 2005 to 31 December 2005 and £141.6 million in relation to depreciation and amortisation for the period from 24 May 2005 to 31 December 2005.

(ii)	An analysis of net finance costs is given below:

	Three months ended 31 December		Nine months ended 31 December
	2005	2004	2005	2004
	£m	£m	£m	£m
Interest charge	48.0	40.0	138.6	124.3
Interest receivable	(5.4)	(3.1)	(14.2)	(8.2)
Net interest cost on retirement benefit obligations	1.0	1.3	2.9	4.2

	43.6	38.2	127.3	120.3

Other finance items allocated to discontinuing operations:
Fair value (gains)/losses on financing derivatives	(2.6)	—	21.1	—
Interest rate differential	(6.3)	(26.3)	(25.7)	(63.2)
Loss following de-designation of net investment hedges	—	—	46.1	—

	(8.9)	(26.3)	41.5	(63.2)

Net finance costs	34.7	11.9	168.8	57.1

Net finance costs include the UK/US interest rate differential benefit of £6.3 million (2004 £26.3 million) and £25.7 million (2004 £63.2 million) and the loss following de-designation of net investment hedges of £nil (2004 £nil) and £46.1 million (2004 £nil) arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets for the three months and nine months to 31 December 2005, respectively. This programme will terminate following completion of the sale of PacifiCorp.

The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	Nine months ended 31 December
	2005	2004
	£m	£m
Net cash from operating activities	332.6	228.5
Net cash used in investing activities	(189.9)	(314.5)
Net cash (used in)/provided by financing activities	(164.8)	77.9

Net decrease in net cash and cash equivalents - discontinued operations	(22.1)	(8.1)

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

31 December 2005
£m
Goodwill	872.1
Other intangible assets	213.8
Property, plant and equipment	5,392.4
Investments	131.6
Inventories	110.0
Trade and other receivables	350.8
Derivative financial instruments	337.9
Cash and cash equivalents	103.3

Total assets classified as held for sale	7,511.9

Loans and other borrowings	(2,651.3)
Derivative financial instruments	(417.7)
Trade and other payables	(398.9)
Retirement benefit obligations	(482.6)
Deferred tax liabilities	(667.1)
Provisions	(186.4)
Deferred income	(121.2)

Total liabilities classified as held for sale	(4,925.2)

Net assets of disposal group	2,586.7

Cumulative amounts (net of tax) recognised directly in equity at 31 December 2005 relating to discontinued operations include net foreign exchange gains of £484.6 million included in the translation reserve, hedge gains of £63.3 million included in the hedge reserve and net actuarial losses on retirement benefits of £12.3 million included in retained profit.

8 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 December		Nine months ended 31 December
	2005	2004	2005	2004
	£m	£m	£m	£m
Basic earnings per share
Profit attributable to equity holders of Scottish Power plc
- Continuing	223.8	122.6	310.5	290.6
- Discontinued	119.5	82.0	263.1	236.1
- Continuing and Discontinued	343.3	204.6	573.6	526.7
Weighted average share capital (number of shares, million)	1,846.6	1,830.6	1,840.5	1,830.5

Diluted earnings per share
Profit attributable to equity holders of Scottish Power plc
- Continuing	186.1	125.7	310.5	298.9
- Discontinued	119.5	82.0	263.1	236.1
- Continuing and Discontinued	305.6	207.7	573.6	535.0
Weighted average share capital (number of shares, million)	1,947.0	1,928.4	1,852.3	1,926.9

The difference between the basic and diluted weighted average share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes and, for the three months ended 31 December 2005 and for the three months and nine months ended 31 December 2004, the group’s convertible bonds. The group’s convertible bonds were dilutive for the three months ended 31 December 2005 and anti-dilutive for the nine months ended 31 December 2005.

(b) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	31 Dec 2005	31 Dec 2004	31 March 2005
Net assets (as adjusted) (£ million)	4,797.5	4,754.5	3,901.4
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,847.5	1,831.1	1,832.3

9 Dividends

	Nine months ended 31 December		Nine months ended 31 December
	2005 Pence per ordinary share	2004 pence per ordinary share	2005	2004
			£m	£m
Dividend paid for the quarter ended 31 March	7.65	6.25	139.4	112.9
First interim dividend paid	5.20	4.95	96.0	91.1
Second interim dividend paid	5.20	4.95	96.3	91.0

Total dividends paid	18.05	16.15	331.7	295.0

Proposed third interim dividend	5.20	4.95	96.4	91.0

The proposed third interim dividend of 5.20 pence per ordinary share is payable on 28 March 2006 to shareholders on the register at 10 February 2006. The proposed third interim dividend was approved by the Board on 8 February 2006 and has not been included as a liability in these Accounts.

10 Reconciliation of profit before tax to cash generated from continuing operations

	Nine months ended 31 December
	2005	2004
	£m	£m
Profit before tax from continuing operations	345.1	393.2
Adjustments for:
Fair value losses on operating derivatives	92.9	—
Share of loss/(profit) in associates and jointly controlled entities	0.4	(1.3)
Finance income	(143.3)	(149.1)
Finance costs	232.3	233.5
Fair value losses on financing derivatives	53.9	—
Exceptional items	(21.8)	—
Depreciation and amortisation	179.6	198.0
Loss/(profit) on sale of property, plant and equipment	0.7	(13.4)
Amortisation of share scheme costs	6.9	4.9
Release of deferred income	(14.9)	(22.5)
Movement in provisions	8.7	(87.3)

Operating cash flows before movements in working capital	740.5	556.0
Increase in inventories	(231.1)	(123.9)
Increase in trade and other receivables	(363.2)	(245.2)
Increase in trade payables	198.5	101.6

Cash generated from continuing operations	344.7	288.5

11 Contingent liabilities

In May 2004, PacifiCorp was served with a complaint filed in the US District Court for the District of Oregon by the Klamath Tribes of Oregon and certain of the Klamath Tribes’ members. The claim generally alleges that PacifiCorp and its predecessors affected the Klamath Tribes’ federal treaty rights to fish for salmon in the headwaters of the Klamath River in southern Oregon by building dams that blocked the passage of salmon upstream to the headwaters beginning in 1911. The claim seeks in excess of $1.0 billion in damages. In February 2005, PacifiCorp filed a motion for summary judgement seeking dismissal of the Klamath Tribes’ claims as untimely under the applicable statute of limitations. On 14 April 2005, the magistrate judge issued an opinion recommending that PacifiCorp’s motion for summary judgement be granted and the case be dismissed as untimely. The Klamath Tribes filed their objections on 2 May 2005. PacifiCorp filed its response on 11 May 2005. On 14 July 2005 the district court entered a judgement dismissing the Klamath Tribes’ case against PacifiCorp. On 22 July 2005 the Klamath Tribes filed a motion to amend the judgement which PacifiCorp opposed on 3 August 2005. On 20 September 2005, the District Court judge denied the Tribe’s motion to set aside the judgment and the Tribe appealed the dismissal to the US 9th Circuit Court of Appeals on 12 October 2005. The briefing on appeal is expected to be completed by March 2006 but a final order is expected to take 18 to 24 months.

On 24 October 2005, PacifiCorp was added as a defendent to a lawsuit in Salt Lake City, Utah by USA Power, LLC against Utah attorney Jody L. Williams and the law firm Holme, Roberts & Owen, LLP, who represent PacifiCorp on various matters from time to time. USA Power’s complaint alleges that PacifiCorp misappropriated confidential proprietary information relating to a planned generation project by USA Power and accuses PacifiCorp of breach of contract and related claims. USA Power is seeking damages of $250 million as well as statutory doubling of damages for its trade secrets violation claim, punitive damages, costs and attorneys’ fees. PacifiCorp believes it has a number of defences and intends to vigorously defend any claim of liability for the matters alleged by USA Power. Furthermore, the group expects that the outcome of this proceeding will not have a material impact on its consolidated financial position, results of operations or liquidity.

In October 2005, the Utah Committee of Consumer Services (the “CCS”), a state utility consumer advocate, filed a request for agency action with the Utah Public Service Commission (the “UPSC”). The request seeks an order requiring PacifiCorp to return to Utah ratepayers certain monies collected in Utah rates for taxes, which the CCS alleges were improperly retained by PacifiCorp’s parent company, PHI. The CCS has publicly announced it is seeking a refund of at least $50.0 million to Utah ratepayers. In November 2005, PacifiCorp filed a response with the UPSC seeking dismissal of the request. In December 2005 that request was denied. PacifiCorp disagrees with, and intends to vigorously oppose, the claims made by the CCS. A procedural schedule to hear the matter has not been established.

There have been no material changes to the group’s contingent liabilities disclosed in the 2004/05 Annual Report & Accounts other than disclosed above.

12 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

	2005		2004
Average rate for quarters ended
30 June	$1.86	/£	$1.81	/£
30 September	$1.79	/£	$1.82	/£
31 December	$1.75	/£	$1.87	/£

Closing rate as at 31 December	$1.72	/£	$1.90	/£

The closing rate for 31 March 2005 was $1.89/£.

13 Reconciliation of adjusted profits, earnings per share and operating profit by segment

(a) Reconciliation of adjusted profits and earnings per share

The group has applied IAS 32 and IAS 39 from 1 April 2005 and, as permitted by IFRS 1, comparative figures have not been restated. In order to provide a more comparable measure of performance, period-on-period, an adjusted earnings per share has been calculated. For the current period, this adjusted measure excludes the effect of fair value gains and losses on derivative financial instruments for which there was no equivalent in the prior period. For the prior period, the measure excludes the effect on profit of acquisition accounting fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which are included in the prior periods’ results on an accruals accounting basis under the group’s previous UK GAAP policies. This is in line with the adjustments made to the group’s balance sheet at 1 April 2005 on implementation of IAS 39, as set out on pages 68 to 70 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The prior periods’ results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current period, of IAS 39 fair value gains and losses. As a consequence of these adjustments, the results for both periods are presented on a comparable, contract-cost basis. The directors believe that the adjusted measure of earnings per share provides a better comparison of underlying business performance.

		Three months ended 31 December				Nine months ended 31 December
Adjusted basic earnings per share		2005		2004		2005		2004
	Note	£m		£m		£m		£m
Continuing operations
Operating profit		290.7		208.4		488.0		477.6
IAS 39 adjustments
- onerous contract releases/intangible assets charges relating to commodity contracts in prior period		—		(22.5)		—		(56.2)
- proprietary trading profit in prior period		—		(2.9)		—		(5.1)
- fair value (gains)/losses on operating derivatives in current period		(67.7)		—		92.9		—
Other items
- exceptional items	(i)	10.3		—		(21.8)		—

Adjusted operating profit		233.3		183.0		559.1		416.3

Net finance costs		37.9		(40.1)		(142.9)		(84.4)
IAS 39 adjustments
- fair value (gains)/losses on financing derivatives in current period		(74.4)		—		53.9		—

Adjusted net finance costs		(36.5)		(40.1)		(89.0)		(84.4)

Adjusted profit before tax		196.8		142.9		470.1		331.9

Tax		(105.4)		(44.5)		(34.3)		(100.7)
- tax on adjusting items		44.0		7.8		(63.7)		18.7

Adjusted tax		(61.4)		(36.7)		(98.0)		(82.0)

Adjusted profit for the period from continuing operations		135.4		106.2		372.1		249.9

Discontinued operations
Profit for the period from discontinued operations		119.5		82.8		263.1		238.8
IAS 39 adjustments
- proprietary trading profit in prior period		—		(0.4)		—		(0.1)
- fair value gains on operating derivatives in current period		(27.0)		—		(29.1)		—
- fair value (gains)/losses on financing derivatives in current period		(2.6)		—		21.1		—
- loss following de-designation of net investment hedges	(ii)	—		—		46.1		—
Other items
- PacifiCorp depreciation 1 October/24 May - 31 December	(iii)	(60.5)		—		(141.6)		—
Tax on adjusting items		34.0		0.1		44.7		—

Adjusted profit for the period from discontinued operations		63.4		82.5		204.3		238.7

Adjusted total profit for the period		198.8		188.7		576.4		488.6

Minority interests		0.6		(2.0)		(0.3)		(4.6)

Adjusted total profit attributable to equity holders of Scottish Power plc		199.4		186.7		576.1		484.0

Weighted average share capital (number of shares, million)		1,846.6		1,830.6		1,840.5		1,830.5

Adjusted total basic earnings per share		10.80	p	10.20	p	31.30	p	26.44	p

Adjusted profit for the period from continuing operations		135.4		106.2		372.1		249.9

Minority interests		0.6		(1.2)		(0.3)		(1.9)

Adjusted continuing profit attributable to equity holders of Scottish Power plc		136.0		105.0		371.8		248.0

Adjusted continuing basic earnings per share		7.36	p	5.74	p	20.20	p	13.55	p

(i)	Operating profit from continuing operations includes an exceptional charge for restructuring costs and the impairment of finance lease receivables, and an exceptional gain on the disposal of a subsidiary. As there are no equivalent exceptional items in the prior period, the Adjusted profit for the period from continuing operations above excludes these items.
(ii)	Profit for the period from discontinued operations includes a loss of £nil and £46.1 million for the three months and nine months to 31 December 2005 respectively, following de-designation of net investment hedges subsequent to the impairment of PacifiCorp goodwill at 31 March 2005. As there is no equivalent charge in the prior period, the Adjusted profit for the period from discontinued operations above excludes this loss.
(iii)	IFRS 5 requires that depreciation and amortisation of non-current assets of a disposal group held for sale is ceased from the date the disposal group is classified as held for sale. Therefore, no charge for depreciation or amortisation of PacifiCorp’s non-current assets for the period 24 May 2005 to 31 December 2005 has been included in the Group Income Statement. In order to provide a comparison with the prior period, the Adjusted profit for the period from discontinued operations above includes the charge that would have been recognised had IFRS 5 not been applied.

(b) Reconciliation of adjusted operating profit by segment

As explained in Note 2, the group has revised its segmental analysis such that (i) corporate activities and (ii) the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp, are now classified as ‘Unallocated’. Reconciliations of operating profit before goodwill amortisation and exceptional item under UK GAAP for the three months and nine months ended 31 December 2004 on the previous segmental basis to operating profit under IFRS on the revised segmental basis are set out in the table below.

The reconciliation of operating profit has been extended to adjust for the impact of the operating profit adjustments made in the calculation of adjusted earnings per share.

	Three months ended 31 December 2004
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	120.0	57.3	12.8	—	190.1	136.6
Reallocation of corporate costs	2.4	4.0	0.2	(10.3)	(3.7)	3.7
Reallocation of PacifiCorp non-regulated businesses	—	—	—	14.3	14.3	(14.3)

Operating profit* under UK GAAP - revised segmental basis	122.4	61.3	13.0	4.0	200.7	126.0
IFRS adjustments	1.2	2.7	0.4	(0.7)	3.6	7.8
Reclassification of associates and jointly controlled entities	1.2	0.6	0.1	2.2	4.1	—

Operating profit* under IFRS - revised segmental basis	124.8	64.6	13.5	5.5	208.4	133.8
Adjustment for contracts now within the scope of IAS 39	—	(23.7)	(1.7)	—	(25.4)	(0.4)

Adjusted operating profit* under IFRS - revised segmental basis	124.8	40.9	11.8	5.5	183.0	133.4

*	before goodwill amortisation.

	Nine months ended 31 December 2004
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	313.1	103.9	36.7	—	453.7	404.6
Reallocation of corporate costs	3.2	6.1	0.3	(15.3)	(5.7)	5.7
Reallocation of PacifiCorp non-regulated businesses	—	—	—	25.5	25.5	(25.5)

Operating profit* under UK GAAP - revised segmental basis	316.3	110.0	37.0	10.2	473.5	384.8
IFRS adjustments	2.3	0.8	1.0	(1.3)	2.8	23.2
Reclassification of associates and jointly controlled entities	0.8	(1.5)	(0.2)	2.2	1.3	—

Operating profit* under IFRS - revised segmental basis	319.4	109.3	37.8	11.1	477.6	408.0
Adjustment for contracts now within the scope of IAS 39	—	(57.9)	(3.4)	—	(61.3)	(0.1)

Adjusted operating profit* under IFRS - revised segmental basis	319.4	51.4	34.4	11.1	416.3	407.9

*	before goodwill amortisation.

	Three months ended 31 December 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit under IFRS	129.0	63.4	99.4	(1.1)	290.7	219.0
IAS 39 adjustments	—	(11.3)	(56.4)	—	(67.7)	(27.0)
Exceptional items	10.3	—	—	—	10.3	—
PacifiCorp depreciation 1 October - 31 December	—	—	—	—	—	(60.5)

Adjusted operating profit under IFRS	139.3	52.1	43.0	(1.1)	233.3	131.5

	Nine months ended 31 December 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit under IFRS	368.2	127.2	44.7	(52.1)	488.0	580.8
IAS 39 adjustments	—	85.0	7.9	—	92.9	(29.1)
Exceptional items	14.0	(70.1)	—	34.3	(21.8)	—
PacifiCorp depreciation 24 May - 31 December	—	—	—	—	—	(141.6)

Adjusted operating profit under IFRS	382.2	142.1	52.6	(17.8)	559.1	410.1

14 Relocation of previously reported financial statements under UK GAAP to IFRS

The reconciliations of equity at 1 April 2004 (the group’s date of transition to IFRS) and at 31 March 2005 (the date of the group’s last UK GAAP financial statements) and the reconciliation of loss for the year ended 31 March 2005, as required by IFRS 1, including significant accounting policies, were included in the group’s Annual Report & Accounts for the year ended 31 March 2005. An updated reconciliation of loss for the year ended 31 March 2005 was included in the 1st Quarter Results following the reclassification of PacifiCorp as a discontinued operation in accordance with IFRS 5.

The reconciliation of profit for the three months and nine months ended 31 December 2004, the reconciliation of equity at 31 December 2004 and an explanation of the differences in the consolidated statement of cash flows for the nine months ended 31 December 2004 have been included below.

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the three months ended 31 December 2004

				Other IFRS adjustments
	UK GAAP		IFRS reclassifications	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Share- based payments IFRS 2	Business combinations IFRS 3	Good- will IFRS 3	Discontinued operations IFRS 5	IFRS
	£m		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	1,856.9		(0.4)	—	—	—	—	—	—	—	(555.8)	1,300.7
Cost of sales	(1,254.4)		—	—	—	1.8	—	—	1.0	—	310.3	(941.3)

Gross profit	602.5		(0.4)	—	—	1.8	—	—	1.0	—	(245.5)	359.4
Transmission and distribution costs	(164.1)		—	—	0.3	—	—	—	—	—	80.6	(83.2)
Administrative expenses	(149.7)		—	—	0.1	—	8.1	0.5	—	29.0	29.2	(82.8)
Other operating income	9.0		—	—	—	—	—	—	—	—	1.9	10.9

Operating profit before jointly controlled entities and associates	297.7		(0.4)	—	0.4	1.8	8.1	0.5	1.0	29.0	(133.8)	204.3
Share of profit/ (loss) of jointly controlled entities	1.2		—	—	—	—	—	—	—	—	—	1.2
Share of loss of associates	3.5		(0.6)	—	—	—	—	—	—	—	—	2.9

Operating profit before goodwill amortisation	331.4		(1.0)	—	0.4	1.8	8.1	0.5	1.0	—	(133.8)	208.4
Goodwill amortisation	(29.0)		—	—	—	—	—	—	—	29.0	—	—

Operating profit	302.4		(1.0)	—	0.4	1.8	8.1	0.5	1.0	29.0	(133.8)	208.4
Finance income	32.7		11.4	—	—	2.4	37.8	—	—	—	(35.3)	49.0
Finance costs	(82.8)		(10.7)	—	—	(3.4)	(39.6)	—	0.2	—	47.2	(89.1)
Net finance costs	(50.1)		0.7	—	—	(1.0)	(1.8)	—	0.2	—	11.9	(40.1)

Profit on ordinary activities before goodwill amortisation and taxation	281.3		(0.3)	—	0.4	0.8	6.3	0.5	1.2	—	(121.9)	168.3
Goodwill amortisation	(29.0)		—	—	—	—	—	—	—	29.0	—	—

Profit before tax	252.3		(0.3)	—	0.4	0.8	6.3	0.5	1.2	29.0	(121.9)	168.3
Income tax	(75.9)		0.3	(3.4)	(0.2)	(1.8)	(2.3)	—	(0.3)	—	39.1	(44.5)

Profit for the period from continuing operations	176.4		—	(3.4)	0.2	(1.0)	4.0	0.5	0.9	29.0	(82.8)	123.8

Discontinued operations
Profit for the period from discontinued operations	—		—	—	—	—	—	—	—	—	82.8	82.8

Profit for the period	176.4		—	(3.4)	0.2	(1.0)	4.0	0.5	0.9	29.0	—	206.6

Minority interests
- equity	(1.2)
- non-equity	(0.8)

Profit for the period after minority interests	174.4

Earnings per share:
Basic earnings per ordinary share	9.53	p										11.18	p

Diluted earnings per ordinary share	9.16	p										10.77	p

(b) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the nine months ended 31 December 2004

				Other IFRS adjustments
	UK GAAP		IFRS reclassifications	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Share- based payments IFRS 2	Business combinations IFRS 3	Good- will IFRS 3	Discontinued operations IFRS 5	IFRS
	£m		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	4,911.0		(1.2)	—	—	—	—	—	—	—	(1,703.3)	3,206.5
Cost of sales	(3,255.1)		—	—	—	5.5	—	—	(1.4)	—	987.2	(2,263.8)

Gross profit	1,655.9		(1.2)	—	—	5.5	—	—	(1.4)	—	(716.1)	942.7
Transmission and distribution costs	(460.1)		—	—	0.9	—	—	—	—	—	237.4	(221.8)
Administrative expenses	(446.3)		—	—	0.3	—	19.7	2.2	—	88.8	70.1	(265.2)
Other operating income	20.0		—	—	—	—	—	—	—	—	0.6	20.6

Operating profit before jointly controlled entities and associates	769.5		(1.2)	—	1.2	5.5	19.7	2.2	(1.4)	88.8	(408.0)	476.3
Share of profit/ (loss) of jointly controlled entities	2.1		(3.7)	—	—	—	—	—	—	—	—	(1.6)
Share of profit of associates	3.6		(0.7)	—	—	—	—	—	—	—	—	2.9

Operating profit before goodwill amortisation	864.0		(5.6)	—	1.2	5.5	19.7	2.2	(1.4)	—	(408.0)	477.6
Goodwill amortisation	(88.8)		—	—	—	—	—	—	—	88.8	—	—

Operating profit	775.2		(5.6)	—	1.2	5.5	19.7	2.2	(1.4)	88.8	(408.0)	477.6
Finance income	108.1		16.1	—	—	7.0	108.2	—	—	—	(90.3)	149.1
Finance costs	(249.1)		(11.2)	—	—	(12.0)	(108.8)	—	0.2	—	147.4	(233.5)
Net finance costs	(141.0)		4.9	—	—	(5.0)	(0.6)	—	0.2	—	57.1	(84.4)

Profit on ordinary activities before goodwill amortisation and taxation	723.0		(0.7)	—	1.2	0.5	19.1	2.2	(1.2)	—	(350.9)	393.2
Goodwill amortisation	(88.8)		—	—	—	—	—	—	—	88.8	—	—

Profit before tax	634.2		(0.7)	—	1.2	0.5	19.1	2.2	(1.2)	88.8	(350.9)	393.2
Income tax	(195.2)		0.7	(10.9)	(0.4)	(0.5)	(6.9)	—	0.4	—	112.1	(100.7)

Profit for the period from continuing operations	439.0		—	(10.9)	0.8	—	12.2	2.2	(0.8)	88.8	(238.8)	292.5

Discontinued operations
Profit for the period from discontinued operations	—		—	—	—	—	—	—	—	—	238.8	238.8
Profit for the period	439.0		—	(10.9)	0.8	—	12.2	2.2	(0.8)	88.8	—	531.3

Minority interests
- equity	(2.0)
- non-equity	(2.6)

Profit for the period after minority interests	434.4

Earnings per share:
Basic earnings per ordinary share	23.73	p										28.77	p

Diluted earnings per ordinary share	22.97	p										27.76	p

(c) Reconciliation of operating profit by segment under UK GAAP on previous segmental basis to operating profit by segment under IFRS on revised segmental basis

As explained in Note 2, the group has revised its segmental analysis such that (i) corporate activities and (ii) the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp, are now classified as ‘Unallocated’. A reconciliation of operating profit before goodwill amortisation and exceptional item under UK GAAP for the year ended 31 March 2005 on the previous segmental basis to operating profit under IFRS on the revised segmental basis is set out in the table below.

The reconciliation of operating profit has been extended to adjust for the impact on operating profit of the fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which were included in the prior period’s results on an accruals accounting basis under the group’s previous UK GAAP policies. The prior period results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current period, of IAS 39 fair value gains and losses from adjusted operating profit. This is consistent with the adjustments made to earnings per share as explained in Note 13.

	Year ended 31 March 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	416.3	180.5	58.6	—	655.4	541.7
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)	12.9
Reallocation of PacifiCorp non-regulated businesses	—	—	—	39.1	39.1	(39.1)

Operating profit* under UK GAAP - revised segmental basis	425.0	195.8	59.9	0.9	681.6	515.5
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)	19.2
Reclassification of associates and jointly controlled entities	0.2	(1.9)	(0.5)	2.2	—	—

Operating profit* under IFRS - revised segmental basis	427.4	185.3	60.0	0.5	673.2	534.7
Adjustment for contracts now within the scope of IAS 39	—	(91.8)	(1.4)	—	(93.2)	(0.1)

Adjusted operating profit* under IFRS - revised segmental basis	427.4	93.5	58.6	0.5	580.0	534.6

*	before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

(d) Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005 Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005 are summarised below together with the information on which the calculations are based.

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Basic earnings/(loss) per share
Earnings/(loss) per share	22.60	p	(33.16	)p	(10.56	)p
Profit/(loss) attributable to equity holders of Scottish Power plc (£ million)	413.7		(607.1)		(193.4)
Weighted average share capital (number of shares, million)	1,830.8		1,830.8		1,830.8

Diluted earnings/(loss) per share
Earnings/(loss) per share	22.03	p	(31.49	)p	(9.46	)p
Profit/(loss) attributable to equity holders of Scottish Power plc (£ million)	424.7		(607.1)		(182.4)
Weighted average share capital (number of shares, million)	1,928.0		1,928.0		1,928.0

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Adjusted basic earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc	413.7		(607.1)		(193.4)
Adjusting items
- onerous contract releases/intangible assets charges relating to commodity contracts	(92.4)		—		(92.4)
- proprietary trading profit	(0.8)		(0.1)		(0.9)
- impairment of PacifiCorp goodwill	—		922.0		922.0
- tax on adjusting items	28.1		—		28.1

Adjusted profit attributable to equity holders of Scottish Power plc	348.6		314.8		663.4

Weighted average share capital (number of shares, millions)	1,830.8		1,830.8		1,830.8

Adjusted basic earnings per share	19.04	p	17.20	p	36.24	p

(e) Reconciliation of the group balance sheet under UK GAAP to IFRS as at 31 December 2004

Other IFRS adjustments
UK GAAP	IFRS reclassifications	Dividends IAS 10	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Business Combinations IFRS 3	Good-will IFRS 3	IFRS
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	1,709.7	—	—	—	—	—	—	—	85.6	1,795.3
- other intangible assets	113.1	299.3	—	—	—	—	—	12.9	—	425.3
Property, plant and equipment	9,354.8	(299.3)	—	—	1.2	49.7	(18.7)	23.5	—	9,111.2
Investments accounted for using the equity method	38.3	—	—	—	—	—	—	—	—	38.3
Other investments	119.2	—	—	—	—	—	—	—	—	119.2
Trade and other receivables	—	80.3	—	—	—	—	—	—	—	80.3
Finance lease receivables	—	84.7	—	—	—	85.6	—	—	—	170.3

Non-current assets	11,335.1	165.0	—	—	1.2	135.3	(18.7)	36.4	85.6	11,739.9

Current assets
Inventories	308.9	—	—	—	—	—	—	—	—	308.9
Trade and other receivables	1,803.9	(109.7)	—	—	—	—	—	—	—	1,694.2
Finance lease receivables	—	6.5	—	—	—	12.3	—	—	—	18.8
Cash and cash equivalents	671.9	—	—	—	—	—	—	—	—	671.9

Current assets	2,784.7	(103.2)	—	—	—	12.3	—	—	—	2,693.8

Total assets	14,119.8	61.8	—	—	1.2	147.6	(18.7)	36.4	85.6	14,433.7

Current liabilities
Loans and other borrowings	(434.2)	4.3	—	—	—	—	—	—	—	(429.9)
Obligations under finance leases	—	(0.1)	—	—	—	(16.4)	—	—	—	(16.5)
Trade and other payables	(1,866.6)	323.6	91.1	—	—	—	—	0.5	—	(1,451.4)
Current tax liabilities	—	(327.0)	—	—	—	—	—	—	—	(327.0)
Short-term provisions	—	(151.1)	—	—	—	—	—	—	—	(151.1)

Current liabilities	(2,300.8)	(150.3)	91.1	—	—	(16.4)	—	0.5	—	(2,375.9)

Non-current liabilities
Loans and other borrowings	(4,566.6)	(31.3)	—	—	—	—	—	—	—	(4,597.9)
Obligations under finance leases	—	(13.9)	—	—	—	(153.1)	—	—	—	(167.0)
Retirement benefit obligations	—	(159.1)	—	—	—	- (412.7)	—	—	(571.8)
Deferred tax liabilities	(1,278.3)	—	—	12.0	(0.4)	18.0	148.8	(38.8)	—	(1,138.7)
Long-term provisions	(471.9)	292.8	—	—	—	—	—	0.6	—	(178.5)
Deferred income	(592.4)	—	—	—	—	—	—	—	—	(592.4)

Non-current liabilities	(6,909.2)	88.5	—	12.0	(0.4)	(135.1)	(263.9)	(38.2)	—	(7,246.3)

Total liabilities	(9,210.0)	(61.8)	91.1	12.0	(0.4)	(151.5)	(263.9)	(37.7)	—	(9,622.2)

Net assets	4,909.8	—	91.1	12.0	0.8	(3.9)	(282.6)	(1.3)	85.6	4,811.5

Equity
Share capital	932.2	—	—	—	—	—	—	—	—	932.2
Share premium	2,291.6	—	—	—	—	—	—	—	—	2,291.6
Revaluation reserve	46.5	(40.2)	—	—	—	—	—	(0.5)	—	5.8
Capital redemption reserve	18.3	—	—	—	—	—	—	—	—	18.3
Merger reserve	406.4	—	—	—	—	—	—	—	—	406.4
Translation reserve	—	476.3	—	(2.5)	—	0.2	5.7	—	(3.2)	476.5
Retained earnings	1,157.8	(436.1)	91.1	14.5	0.8	(4.1)	(288.3)	(0.8)	88.8	623.7

Equity attributable to equity holders of Scottish Power plc	4,852.8	—	91.1	12.0	0.8	(3.9)	(282.6)	(1.3)	85.6	4,754.5
Minority interests
- equity	5.0	—	—	—	—	—	—	—	—	5.0
- non-equity	52.0	—	—	—	—	—	—	—	—	52.0

Total equity	4,909.8	—	91.1	12.0	0.8	(3.9)	(282.6)	(1.3)	85.6	4,811.5

Net asset value per ordinary share	265.0	p	259.7	p

(f) Group Cash Flow Statement under IFRS for the nine months ended 31 December 2004

The consolidated statement of cash flows prepared in accordance with FRS 1 ‘Cash flow statements’ (Revised) presented substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows were presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would have been included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydroelectric relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £42.6 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets of which £14.9 million relates to continuing operations.

IFRIC 4 contains guidance on the identification of lease arrangements. The group’s arrangements have been assessed against the criteria contained in IFRIC 4 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, against the criteria in IAS 17 to determine whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £9.4 million being reclassified from cash generated from operations to interest paid (£9.1 million) and proceeds from borrowings (£0.3 million) all of which relates to discontinued operations.

(g) Notes to Income Statement Reclassifications

Certain income statement items, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS.

The reclassifications below do not have any effect on the group’s previously reported net income.

(i) IAS 28/31 - Associates/jointly controlled entities

The group’s share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of associates and jointly controlled entities in accordance with IAS 28 and IAS 31.

(ii) IAS 17 - Leases

Net income in relation to finance leases in the US of £0.4 million and £1.2 million for the three months and nine months ended 31 December 2004 has been reclassified from revenue to finance income (£11.4 million for the three months ended 31 December 2004 and £16.1 million for the nine months ended 31 December 2004) and finance costs (£11.0 million for the three months ended 31 December 2004 and £14.9 million for the nine months ended 31 December 2004) in accordance with IAS 17. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation under FRS 5.

(h) Notes to Balance Sheet Reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. None of these reclassifications have any effect on the group’s previously reported net assets or shareholders’ funds.

(i) IAS 1 - Presentation of financial statements

Trade and other receivables falling due after more than one year of £32.0 million at 31 December 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £84.7 million at 31 December 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £6.5 million at 31 December 2004, previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £151.1 million at 31 December 2004, previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £13.9 million at 31 December 2004, previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

(ii) IAS 12 - Income taxes

Current corporate tax balances of £327.0 million at 31 December 2004, previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 - Employee benefits

Pensions and other post-retirement benefits of £159.1 million at 31 December 2004, previously included within Provisions for liabilities and charges and Trade and other payables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 ‘Employee Benefits’, this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 - The effects of changes in foreign exchange rates

Cumulative exchange gains and losses of £476.3 million at 31 December 2004, net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve. These were previously included within retained earnings.

Under IAS 21, all monetary items are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that existed under UK GAAP. At 31 December 2004, derivatives currently showing a gain of £48.3 million and £13.5 million have been included within Non-current and Current trade and other receivables respectively. Those derivatives currently showing a loss of £17.7 million and £3.1 million have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

(v) IAS 38 - Intangible assets

Certain Non-current assets at 31 December 2004, being capitalised software of £238.2 million and hydroelectric relicensing costs of £61.1 million, previously included within tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 - First-time adoption of IFRS

The revaluation reserve of £40.2 million at 31 December 2004, previously recognised in respect of the revaluation of the group’s Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group’s transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

(i) Notes to IFRS Remeasurements

The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which have been applied by the group prospectively from 1 April 2005 in accordance with the exemptions set out in IFRS 1.

(i) IAS 10 - Events after the balance sheet date

Dividends in respect of the group’s ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10. Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 - Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on temporary differences. In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 - Property, plant and equipment

The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16. Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 - Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation whereby the non-recourse debt was offset against the receivable in accordance with FRS 5. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £96.9 million and £98.4 million of non-recourse debt. Income from finance leases for the nine months ended 31 December 2004 increased by £0.6 million, net of a tax charge of £0.9 million. Income from finance leases for the three months ended 31 December 2004 decreased by £0.8 million, net of a tax charge of £1.9 million.

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant and equipment of £49.7 million and additional obligations under finance leases of £71.1 million. Profit before tax reduced by £1.0 million for the nine months ended 31 December 2004 and by £0.3 million for the three months ended 31 December 2004.

(v) IAS 19 - Employee benefits

Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group’s accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group’s accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group’s policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IFRS 2 - Share-based payments

The group’s employee share and share option schemes have been accounted for in accordance with IFRS 2 ‘Share-based payments’. This requires that a charge be recognised, using a fair value model, for all of the group’s share and share option schemes. Previously, under UK GAAP, the group accounted for the cost for certain of its share and share option schemes based on an intrinsic value model.

(vii) IFRS 3 - Business combinations

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that time was “frozen”. No future amortisation will be charged, although an annual review for impairment is required. Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquisitions differ from those under UK GAAP.

(viii) IFRS 5 - Discontinued operations

As a result of the group’s decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in one line in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit and the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme will terminate following completion of the sale of PacifiCorp.

15 Summary of differences between IFRS and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with IFRS which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Nine months ended 31 December
	2005		2004
	£m		£m
Profit for the period under IFRS attributable to equity holders of Scottish Power plc	573.6		526.7
US GAAP adjustments:
US regulatory net assets	(27.2)		(37.1)
Retirement benefit obligations	(18.1)		(9.4)
Decommissioning, environmental and mine reclamation liabilities	(6.0)		(39.5)
Derivative financial instruments	2.4		167.4
Exceptional items - restructuring costs	18.9		—
Other	(4.0)		(14.5)

	539.6		593.6
Deferred tax effect of US GAAP adjustments	22.8		(3.7)

Profit for the period under US GAAP	562.4		589.9

	£m		£m
Profit for the period under US GAAP consists of profit from:
- Continuing operations	427.0		331.6
- Discontinued operations	135.4		258.3

- Continuing and discontinued operations	562.4		589.9

Earnings per share under US GAAP
- Continuing operations	23.20	p	18.12	p
- Discontinued operations	7.36	p	14.11	p

- Continuing and discontinued operations	30.56	p	32.23	p

Diluted earnings per share under US GAAP
- Continuing operations	23.05	p	16.90	p
- Discontinued operations	7.31	p	13.41	p

- Continuing and discontinued operations	30.36	p	30.31	p

(b) Effect on equity attributable to equity holders of Scottish Power plc of differences between IFRS and US GAAP:

	31 December 2005	31 December 2004
	£m	£m
Equity attributable to equity holders of Scottish Power plc under IFRS	4,797.5	4,754.5
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(209.0)	(189.7)
Amortisation of goodwill	165.6	142.1
Impairment of goodwill	(504.6)	—
US regulatory net assets	425.2	603.9
Retirement benefit obligations	501.8	444.4
Revaluation of fixed assets	(59.8)	(60.3)
Depreciation on revaluation uplift	12.4	12.4
Decommissioning, environmental and mine reclamation liabilities	(74.4)	(53.7)
Derivative financial instruments	(126.6)	167.6
Exceptional items - restructuring costs	15.2	—
Other	13.3	(10.0)
Deferred tax:
Effect of US GAAP adjustments	(266.9)	(437.0)
Effect of differences in methodology	—	10.7

Equity attributable to equity holders of Scottish Power plc under US GAAP	5,262.0	5,957.2

The derivative financial instruments adjustment for the nine month period ended 31 December 2005 represents the difference between accounting for derivative financial instruments under IFRS and US GAAP. Both IAS 39, the IFRS financial instruments standard, and FAS 133, the US GAAP equivalent, require all derivative financial instruments, as defined by the respective standard, to be marked to market value. Both standards provide specific exemptions to this requirement; however the exemptions allowed are different between the standards, giving rise to a GAAP difference. The equivalent adjustment for the nine month period ended 31 December 2004 represented the difference in accounting for derivative financial instruments under the group’s former UK GAAP accounting policies for such items (which applied until the adoption of IAS 39 on 1 April 2005) and US GAAP.

In addition, the effect of changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities under US GAAP pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. No comparable standard exists under IFRS and therefore no regulatory assets or liabilities are recognised under IFRS in respect of these contracts. The derivative financial instruments adjustment included within equity shareholders’ funds at 31 December 2005 of £126.6 million includes a net asset of £53.7 million which is subject to regulation and is therefore offset by a US regulatory liability of £53.7 million included within ‘US regulatory net assets’ above.

Included within equity attributable to equity holders of Scottish Power plc under US GAAP at 31 December 2005 are net assets held for sale of £2,565.7 million.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Income Statement, the Group Statement of Recognised Income and Expense, the Reconciliation of Movements in Equity, the Group Cash Flow Statement, the Movement in Net Cash and Cash Equivalents from Continuing Operations, the Reconciliation of Net Movement in Cash and Cash Equivalents to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

As disclosed in Note 1 ‘Basis of preparation’, the next annual financial statements of the group will be prepared in accordance with IFRSs as adopted by the European Union. This quarterly report has been prepared in accordance with the basis set out in Note 1 ‘Basis of preparation’.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1 ‘Basis of preparation’, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with IFRSs as adopted by the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use by the European Union at 31 March 2006 are not known with certainty at the time of preparing this quarterly financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 December 2005 and for the nine months ended 31 December 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

8 February 2006